Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-172554 and 333-172554-01
PRICING SUPPLEMENT NO. 2011-MTNDG0157
(RELATED TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Notes Linked Inversely to the Performance of the Euro Relative to the U.S. Dollar
Due December 19, 2013
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
¾	The Notes are designed for investors who:
■
seek to participate, on the terms described below, in any depreciation of the euro relative to the U.S. dollar from the pricing date to the valuation date (as measured only on those two dates), subject to a maximum total return of 23.75% per Note, and

■
are willing to accept only 95% of the stated principal amount of the Notes at maturity in the event that the euro appreciates relative to the U.S. dollar from the pricing date to the valuation date, regardless of the extent of that appreciation.

¾	All payments on the Notes are subject to the credit risk of Citigroup Inc.
¾	The payment at maturity per $1,000 stated principal amount Note will equal:
Currency Return Percentage	Payment at Maturity per Note
> 0%	$950
≤ 0% but > -10%	$1,050
≤ -10% but > -25%	$1,050 + [$1,000 × ((-1 × currency return percentage) – 10%) × participation rate]
≤ -25%	The maximum payment at maturity of $1,237.50
¾	For a payoff diagram that illustrates examples of hypothetical payments at maturity, see “Hypothetical Payments at Maturity.”
¾
The currency return percentage will be equal to (i) the final exchange rate minus the initial exchange rate, divided by (ii) the initial exchange rate.  The initial exchange rate equals 1.3047, the EURUSD rate on the pricing date.  The final exchange rate will be the EURUSD rate on the valuation date.

¾
The EURUSD rate on any day will be the mid rate of the number of U.S. dollars per unit of euro, as published by WM Company on Bloomberg screen page WMCO (or any successor thereto) at 4:00 p.m. London, England time on that day.

¾
The participation rate equals 125%.  The participation rate does not reflect the actual extent to which you will participate in any depreciation of the euro relative to the U.S. dollar as compared to an investment directly inversely linked to the currency return percentage.  Before investing in the Notes, you should understand how the payment at maturity is calculated.

¾	The Notes will mature on December 19, 2013.
¾	The pricing date is December 16, 2011.
¾	The valuation date will be December 16, 2013.
¾	The Notes do not pay any periodic interest or make any other periodic payments.
¾	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The minimum investment amount will be $50,000.
¾	The CUSIP number for the Notes is 1730T0QN2. The ISIN for the Notes is US1730T0QN27.
¾	The Notes will not be listed on any securities exchange.
¾
The Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Investing in the Notes involves a number of risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-3. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement or the accompanying prospectus and prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.
The Notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The Notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note		Total
Public Offering Price	$1,000.00		$2,342,000.00
Underwriting Fee	$12.50	(1)	$29,275.00
Proceeds to Citigroup Funding Inc.	$987.50		$2,312,725.00
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Notes, is acting as principal and will receive an underwriting fee of $12.50 for each $1,000 Note sold in this offering. Certain dealers, including broker-dealers affiliated with Citigroup Global Markets Inc., will receive from Citigroup Global Markets Inc. $12.50 from this underwriting fee for each Note they sell. Citigroup Global Markets Inc. will pay the Registered Representatives of Citigroup Global Markets Inc. a sales commission of $12.50 for each Note they sell. Additionally, it is possible that Citigroup Global Markets Inc. may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” below for more information.
Citigroup Global Markets Inc. expects to deliver the Notes to purchasers on or about December 21, 2011.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

December 16, 2011

Final Terms

Guarantee:
Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, if the Currency Return Percentage is greater than 0%, you will receive a Payment at Maturity that is equal to only 95% of the Stated Principal Amount per Note.

Pricing Date:	December 16, 2011
Issue Date:	December 21, 2011
Valuation Date:	December 16, 2013. If the originally scheduled Valuation Date is not a Business Day, the Valuation Date will be postponed to the immediately following Business Day.
Maturity Date:	December 19, 2013
Business Day:
Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close

Issue Price:	$1,000 per Note
Stated Principal Amount:	$1,000 per Note
Interest:	None
Payment at Maturity per Note:
■  If the Currency Return Percentage is greater than 0%:

$950

This would represent a loss of 5% of the Stated Principal Amount, or $50, per Note.

■  If the Currency Return Percentage is less than or equal to 0% but greater than -10%:

$1,050

■  If the Currency Return Percentage is less than or equal to -10% but greater than -25%:

$1,050 + [$1,000 × ((-1 × Currency Return Percentage) – 10%) × Participation Rate]

This amount will be equal to or greater than $1,050 but less than the Maximum Payment at Maturity of $1,237.50 per Note.

■  If the Currency Return Percentage is less than or equal to -25%:

$1,237.50

Currency Return Percentage:	(Final Exchange Rate – Initial Exchange Rate) / Initial Exchange Rate
Initial Exchange Rate:	1.3047, the EURUSD Rate on the Pricing Date
Final Exchange Rate:	The EURUSD Rate on the Valuation Date
EURUSD Rate:
On any day, the mid rate of the number of U.S. dollars per unit of euro, as published by WM Company on Bloomberg screen page WMCO (or any successor thereto) at 4:00 p.m. London, England time on that day, subject to the terms described under “Additional Considerations—Calculation of the EURUSD Rate under Particular Circumstances.”

Maximum Payment at Maturity:	$1,237.50 per Note (123.75% of the Stated Principal Amount)
Participation Rate:
125%. The Participation Rate does not reflect the actual extent to which you will participate in any depreciation of the euro relative to the U.S. dollar as compared to an investment directly inversely linked to the Currency Return Percentage.

Listing:	We will not apply to list the Notes on any exchange.
Calculation Agent:	Citigroup Global Markets Inc. (“Citigroup Global Markets”)
Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
CUSIP:	1730T0QN2
ISIN:	US1730T0QN27

SELECTED PURCHASE CONSIDERATIONS

•
Inverse Exposure to the Euro Relative to the U.S. Dollar.  The Notes allow investors to participate, on the terms described in this pricing supplement, in any depreciation of the euro relative to the U.S. dollar from the Pricing Date to the Valuation Date (as measured only on those two dates), subject to a maximum total return of 23.75% per Note.  Therefore, you should only invest in the Notes if you believe that the euro will depreciate relative to the U.S. dollar from the Pricing Date to the Valuation Date, but not by more than 23.75%.  All payment on the Notes are subject to the credit risk of Citigroup Inc.

•
Capped Return Potential.  Your Payment at Maturity will depend on the Currency Return Percentage, which is the percentage change in the EURUSD Rate from the Pricing Date to the Valuation Date.  If the euro depreciates relative to the U.S. dollar from the Pricing Date to the Valuation Date, the Currency Return Percentage will be less than 0% and your Payment at Maturity will be at least $1,050 per Note, but not more than the Maximum Payment at Maturity of $1,237.50 per Note, depending on the actual Currency Return Percentage.  However, if the euro appreciates at all relative to the U.S. dollar from the Pricing Date to the Valuation Date, the Currency Return Percentage will be greater than 0% and your Payment at Maturity will be $950 per Note, representing a loss of 5% of the Stated Principal Amount per Note.  See “Final Terms—Payment at Maturity per Note” for a detailed description of the Payment at Maturity.

•
Potential Preservation of a Portion of Your Investment.  At maturity, you will receive at least 95% of the Stated Principal Amount of the Notes you then hold, subject to the credit risk of Citigroup Inc.

•	Diversification. The Notes are linked inversely to the performance of the EURUSD Rate and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

•
No Periodic Payments.  The Notes will not pay any periodic interest or make any other periodic payments. Instead, the return on the Notes, if any, will be paid at maturity based upon the Currency Return Percentage.

•
Certain U.S. Federal Income Tax Considerations.  Each holder, by purchasing the Notes, agrees to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes.  Assuming this treatment, United States holders will generally be required to recognize interest income at a “comparable yield,” determined by us at the time the Notes are issued, adjusted at maturity to take account of the difference, if any, between the actual and projected payment at maturity on the Notes.  Generally, amounts received at maturity or on earlier sale or exchange of the Notes in excess of a United States holder’s basis will be treated as additional interest income.

Under current law, Non-United States holders generally will not be subject to U.S. federal withholding or income tax with respect to amounts received on the sale, exchange or retirement of the Notes if they fulfill certain certification requirements.

Both U.S. and non-U.S. persons considering an investment in the Notes should read the discussion under “United States Federal Income Tax Considerations” in this pricing supplement and under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement for more information.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the Notes differ from those of conventional debt securities in that the Notes pay no interest and your Payment at Maturity will be based on the percentage change in the EURUSD Rate from the Pricing Date to the Valuation Date (as measured only on those two dates), an investment in the Notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the EURUSD Rate and other events that are difficult to predict and beyond our control. For further discussion of risks, you should also read the section entitled “Risk Factors” in the accompanying prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Notes.

The Notes Do Not Pay Interest, and You May Lose up to 5% of the Stated Principal Amount.  The terms of the Notes differ from those of ordinary debt securities in that the Notes do not pay interest and provide a minimum Payment at Maturity of only 95% of the Stated Principal Amount of the Notes, subject to the credit risk of Citigroup Inc. You will receive this minimum Payment at Maturity for each Note you hold if the Currency Return

Percentage is greater than 0%, which means that the euro has appreciated relative to the U.S. dollar from the Pricing Date to the Valuation Date.  Thus, you may lose up to 5% of the Stated Principal Amount of each Note.

The Appreciation Potential of the Notes is Limited by the Maximum Payment at Maturity. The appreciation potential of the Notes is limited by the Maximum Payment at Maturity of $1,237.50 per Note, or 123.75% of the Stated Principal Amount of each Note. You will receive the Maximum Payment at Maturity if the EURUSD Rate has declined by at least 25% from the Pricing Date to the Valuation Date, such that any further decline beyond 25% will not increase the return on the Notes.

Your Payment at Maturity Is Not Linked to the Performance of the Euro-U.S. Dollar Exchange Rate on a One-to-One Basis.  The Payment at Maturity you receive will be calculated as described in this pricing supplement, and you should carefully consider the risks associated with the structure of the Payment at Maturity in connection with your investment in the Notes.  Specifically, you should understand that:

•
if the Currency Return Percentage is greater than 0%, you will receive a Payment at Maturity of $950 per Note, representing a 5% loss of the Stated Principal Amount, even if the Currency Return Percentage is less than 5%.  Any appreciation in the EURUSD Rate from the Pricing Date to the Valuation Date will result in you receiving a Payment at Maturity that is $50 less than the Stated Principal Amount of each Note;

•
if the Currency Return Percentage is less than or equal to 0% but greater than -10%, you will receive a Payment at Maturity of $1,050 per Note, representing a total return at maturity of 5% per Note.  You will receive this Payment at Maturity even if the euro has depreciated relative to the U.S. dollar by more than 5% (but not by 10% or more), in which case you would not share in the full depreciation of the euro relative to the U.S. dollar over the term of the Notes.  For example, if the Currency Return Percentage is -9.99%, you will only participate in approximately one-half of the depreciation of the euro relative to the U.S. dollar over the term of the Notes;

•	if the Currency Return Percentage is less than or equal to -10% but greater than -25%, you will receive a Payment at Maturity based on the following formula:

$1,050 + [$1,000 × ((-1 × Currency Return Percentage) – 10%) × Participation Rate]

In this case, you will not share in the full depreciation of the euro relative to the U.S. dollar over the term of the Notes. The extent of your participation in the depreciation will depend on the Currency Return Percentage.  For example, if the Currency Return Percentage is -10%, you will receive a Payment at Maturity of $1,050, representing a total return at maturity of 5% per Note and you will only participate in one-half of the depreciation of the euro relative to the U.S. dollar over the term of the Notes, but if the Currency Return Percentage is -24.99%, you will receive a Payment at Maturity of $1,237.38 and you will participate in approximately 95% of the depreciation of the euro relative to the U.S. dollar over the term of the Notes.; and

•
if the Currency Return Percentage is less than or equal to -25%, you will receive the Maximum Payment at Maturity of $1,237.50 per Note, representing a total return at maturity of 23.75% per Note.  You will receive the Maximum Payment at Maturity even though the euro will have depreciated by at least 25% (and possibly significantly more) relative to the U.S. dollar.  In this case, you will not share in the full depreciation of the euro relative to the U.S. dollar over the term of the Notes.

For a payoff diagram that illustrates examples of hypothetical Payments at Maturity, see “Hypothetical Payments at Maturity.”

Volatility of the Euro-U.S. Dollar Exchange Rate.  Historically, the EURUSD Rate has been volatile. From January 3, 2006 to December 16, 2011, the EURUSD Rate has been as low as 1.1821 and as high as 1.5991.  The volatility of the EURUSD Rate may result in your receiving a Payment at Maturity that is less than the $1,000 Stated Principal Amount of each Note, even if the euro has depreciated relative to the U.S. dollar over one or more other periods during the term of the Notes.

Potential for a Lower Comparative Yield.  The Notes do not pay any periodic interest.  As a result, if the Final Exchange Rate has not decreased sufficiently from the Initial Exchange Rate (in other words, if the euro has not depreciated sufficiently against the U.S. dollar from the Pricing Date to the Valuation Date), the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on the ability of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the Notes, to pay all amounts due on the Notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The Notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the Notes.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors. Several factors will influence the value of the Notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the Notes in the secondary market, including:  the euro-U.S. dollar exchange rate; interest rate levels; volatility of the euro and the U.S. dollar; geopolitical conditions and economic, financial, regulatory, political, judicial or other events that affect foreign exchange markets; time remaining until the Notes mature; availability of comparable instruments; intervention by the governments of the countries included in the euro area and the U.S.; and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention.  You may receive less, and possibly significantly less, than the Stated Principal Amount of the Notes if you try to sell your Notes prior to maturity.

Currency Exchange Risk.  Fluctuations in the euro-U.S. dollar exchange rate will affect the value of the Notes.  The euro-U.S. dollar exchange rate is volatile and movements in the euro-U.S. dollar exchange rate are the result of numerous factors specific to the European Union, the countries included in the euro area and the United States, including the supply of, and the demand for, the euro and the U.S. dollar, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to different regions.  Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant countries.  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the countries included in the euro area and the United States.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the European Union, the countries included in the euro area and the United States.  The strengthening of the euro relative to the U.S. dollar will have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil.  In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government, the European Union and the governments of the countries included in the euro area and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the euro-U.S. dollar exchange rate. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the Notes and the return on your investment in the Notes.

If the Euro Ceases to Exist, the Calculation Agent, Which Is an Affiliate of Ours, Will Determine the Final Exchange Rate.  In light of recent events affecting European economies, including the sovereign debt crises in Greece, Italy and other countries included in the euro area, it is not certain that the euro will continue to exist on the Valuation Date.  In the event that the euro is lawfully eliminated or converted into or exchanged for one or more other currencies, the Calculation Agent, which is an affiliate of ours, will determine the Final Exchange Rate (or make an adjustment to the Initial Exchange Rate), in its sole discretion.  Although the Calculation Agent will act in good faith and use its reasonable judgment in making this determination, it may have a conflict of interest in doing so and it will have no obligation to make the determination in the manner that is most, or at all, advantageous to holders of the Notes.  If the euro ceases to exist and the Calculation Agent is required to make this determination, the Payment at Maturity on the Notes may be adversely affected.

Government Intervention Could Materially and Adversely Affect the Notes.  Foreign exchange rates can be fixed by sovereign governments or monetary authorities, allowed to float within a range of exchange rates set by governments or monetary authorities, or left to float freely.  Governments and monetary authorities, including those issuing the euro and the U.S. dollar, may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currency.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of sovereign governments and monetary authorities, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the Notes in the event that the EURUSD Rate should become fixed.  Nor will there be any offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the euro or the U.S. dollar, or any other currency.  Therefore, any significant changes or governmental actions with respect to the euro, the U.S. dollar or any other currency that result in a strengthening of the euro relative to the U.S. dollar may have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the Notes, as well as the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the Notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited.  The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Citigroup Global Markets may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes.  Citigroup Global Markets, the Calculation Agent, is an affiliate of ours. As Calculation Agent, Citigroup Global Markets has determined the Initial Exchange Rate and will determine the Final Exchange Rate, the Currency Return Percentage and your Payment at Maturity. Determinations made by Citigroup Global Markets in its capacity as Calculation Agent, including in the event of the unavailability of the EURUSD Rate, may adversely affect your Payment at Maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes.  One or more of our affiliates have hedged our obligations under the Notes and will carry out hedging activities related to the Notes (and other instruments linked to the euro, the U.S dollar and/or the euro-U.S. dollar exchange rate), including trading in swaps, futures and options contracts on the euro, the U.S dollar and/or the euro-U.S. dollar exchange rate as well as in other instruments related to the euro, the U.S dollar and/or the euro-U.S. dollar exchange rate. Our affiliates also trade in the euro, the U.S dollar and/or the euro-U.S. dollar exchange rate and other financial instruments related to the euro, the U.S dollar and/or the euro-U.S. dollar exchange rate on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the Pricing Date could have affected the Initial Exchange Rate and, therefore, the EURUSD Rate that must prevail on the Valuation Date before an investor receives a Payment at Maturity that exceeds the Issue Price of the Notes. Additionally, such hedging or trading activities during the term of the Notes, including on the Valuation Date, could adversely affect the EURUSD Rate on the Valuation Date and, accordingly, your Payment at Maturity.

HYPOTHETICAL PAYMENTS AT MATURITY

The payoff diagram below and the related examples that follow illustrate the hypothetical Payments at Maturity on the Notes for a range of hypothetical percentage changes in the EURUSD Rate from the Pricing Date to the Valuation Date (as measured only on those two dates).

The graph and examples are based on the following terms and assumptions:

•	Stated Principal Amount:	$1,000 per Note
•	Participation Rate:	125%
•	Maximum Payment at Maturity:	$1,237.50 per Note
•	The Notes are purchased on the Issue Date and are held through the Maturity Date

The following graph and examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual Payment at Maturity will depend on the actual Currency Return Percentage.

For illustration purposes only, the following graph compares the hypothetical return on the Notes to the hypothetical return on a hypothetical investment directly inversely linked to the Currency Return Percentage.  The return on this hypothetical investment is reflected as the opposite of the Currency Return Percentage—for example, a Currency Return Percentage of 20% would result in a return on the hypothetical investment of  -20%.  The shaded areas in the graph highlight scenarios in which the return on the Notes would exceed the return on this hypothetical investment.  You should understand, however, that the Notes do not seek to replicate an investment directly inversely linked to the Currency Return Percentage. See “Risk Factors Relating to the Notes—Your Payment at Maturity Is Not Linked to the Performance of the Euro-U.S. Dollar Exchange Rate on a One-to-One Basis.”

Hypothetical Payoff Diagram

Selected Hypothetical Examples

Example 1 – The euro appreciates by 3% relative to the U.S. dollar from the Pricing Date to the Valuation Date  (as measured only on those two dates), resulting in a Currency Return Percentage of 3%.  Because the Currency Return Percentage is greater than 0%, your Payment at Maturity per $1,000 Stated Principal Amount Note will be equal to:

$950

Example 2 – The euro appreciates by 20% relative to the U.S. dollar from the Pricing Date to the Valuation Date, resulting in a Currency Return Percentage of 20%.  Because the Currency Return Percentage is greater than 0%, your Payment at Maturity per $1,000 Stated Principal Amount Note will be equal to:

$950

Example 3 – The euro depreciates by 3% relative to the U.S. dollar from the Pricing Date to the Valuation Date, resulting in a Currency Return Percentage of -3%.  Because the Currency Return Percentage is less than 0% but greater than -10%, your Payment at Maturity per $1,000 Stated Principal Amount Note will be equal to:

$1,050

Example 4 – The euro depreciates by 8% relative to the U.S. dollar from the Pricing Date to the Valuation Date, resulting in a Currency Return Percentage of -8%.  Because the Currency Return Percentage is less than 0% but greater than -10%, your Payment at Maturity per $1,000 Stated Principal Amount Note will be equal to:

$1,050

Example 5 – The euro depreciates by 20% relative to the U.S. dollar from the Pricing Date to the Valuation Date, resulting in a Currency Return Percentage of -20%.  Because the Currency Return Percentage is less than         -10% but greater than -25%, your Payment at Maturity per $1,000 Stated Principal Amount Note will be calculated as follows:

$1,050 + [$1,000 × ((-1 × -20%) – 10%) × 125%] = $1,050 + $125 = $1,175

Example 6 – The euro depreciates by 50% relative to the U.S. dollar from the Pricing Date to the Valuation Date, resulting in a Currency Return Percentage of -50%.  Because the Currency Return Percentage is less than         -25%, your Payment at Maturity per $1,000 Stated Principal Amount Note will be equal to:

the Maximum Payment at Maturity of $1,237.50

HISTORICAL DATA ON THE EURUSD RATE

The following table sets forth the published high, low and period-end EURUSD Rate for each quarter in the period from January 3, 2006 through December 16, 2011.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical data on the EURUSD Rate is not indicative of the future performance of the EURUSD Rate or what the value of the Notes in any secondary market may be. Any historical upward or downward trend in the EURUSD Rate during any period set forth below is not an indication that the EURUSD Rate is more or less likely to decrease or increase at any time over the term of the Notes, and no assurance can be given as to the EURUSD Rate on the Valuation Date.

EURUSD Rate	High	Low	Period End
(expressed as units of U.S. dollars per one euro)
2006
Quarter
First	1.2307	1.1821	1.2118
Second	1.2928	1.2093	1.2791
Third	1.2892	1.2505	1.2674
Fourth	1.3343	1.2513	1.3197
2007
Quarter
First	1.3386	1.2893	1.3354
Second	1.3652	1.3302	1.3541
Third	1.4267	1.3426	1.4267
Fourth	1.4872	1.4048	1.4589
2008
Quarter
First	1.5845	1.4454	1.5788
Second	1.5991	1.5380	1.5755
Third	1.5938	1.3998	1.4092
Fourth	1.4420	1.2453	1.3971
2009
Quarter
First	1.4045	1.2530	1.3250
Second	1.4303	1.2921	1.4033
Third	1.4790	1.3884	1.4640
Fourth	1.5134	1.4249	1.4321
2010
Quarter
First	1.4513	1.3273	1.3510
Second	1.3653	1.1923	1.2238
Third	1.3634	1.2527	1.3634
Fourth	1.4207	1.2983	1.3384
2011
Quarter
First	1.4226	1.2907	1.4158
Second	1.4830	1.4048	1.4502
Third	1.4539	1.3387	1.3387
Fourth (through December 16, 2011)	1.4189	1.3047	1.3047

The EURUSD Rate on December 16, 2011 was 1.3047.

The following graph illustrates the historical performance of the EURUSD Rate in the period from January 3, 2006 through December 16, 2011. Past movements of the EURUSD Rate are not indicative of future levels of the EURUSD Rate.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets, $2,342,000 Stated Principal Amount of Notes (2,342 Notes) for $987.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price of $1,000 per Note and some of the Notes to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $12.50 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $12.50 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of $12.50 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates.  You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus for additional information.

Citigroup Global Markets is an affiliate of Citigroup Funding Inc.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)
a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)
a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)
the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ADDITIONAL CONSIDERATIONS

General

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus in connection with your investment in the Notes.  The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.  The Notes are a series of unsecured debt securities issued under the senior debt indenture described in the accompanying prospectus supplement and prospectus.  Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.  The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.  The minimum investment amount will be $50,000.

You may access the prospectus supplement and the prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

Calculation of the EURUSD Rate under Particular Circumstances

If the EURUSD Rate is not reported on Bloomberg screen page “WMCO” or any successor page, then the EURUSD Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at the relevant time for the euro-U.S. dollar exchange rate from the London offices of three leading banks engaged in the inter-bank market (selected by the Calculation Agent after consultation with Citigroup Funding Inc.) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the EURUSD Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected by the Calculation Agent after consultation with Citigroup Funding Inc.), for the euro-U.S. dollar exchange rate. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the EURUSD Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

If the euro is lawfully eliminated or converted into or exchanged for one or more other currencies after the Pricing Date and on or prior to the Valuation Date, the Calculation Agent, in its sole discretion, will determine the Final Exchange Rate (or make an adjustment to the Initial Exchange Rate) on the Valuation Date.  In making all determinations in connection with the Notes, the Calculation Agent will act in good faith and using its reasonable judgment.  See “—Calculation Agent” below and “Risk Factors Relating to the Notes—If the Euro Ceases to Exist, the Calculation Agent, Which Is an Affiliate of Ours, Will Determine the Final Exchange Rate.”

Ranking

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc.  The Notes will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding Inc. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding Inc., Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Paying Agent and Registrar

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.

Book-Entry Procedures

You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

No Redemption

The Notes are not subject to redemption at the option of Citigroup Funding Inc. or any holder prior to maturity.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the Payment at Maturity, calculated as though the Valuation Date were the date of such acceleration. See “Final Terms—Payment at Maturity.” If a bankruptcy proceeding is commenced in respect of Citigroup Funding Inc. or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the Payment at Maturity, calculated as though the Valuation Date were the date of the commencement of the proceeding.

In case of default in Payment at Maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.163% per annum on the unpaid amount due.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc. (the “Guarantor”) and counsel to Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).  In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of  documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of the U.S. federal income tax consequences of ownership and disposition of the Notes.  It applies only to an initial investor who purchases the Notes at their original issuance for their Issue Price and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Investors should note that this pricing supplement and the accompanying prospectus supplement do not address the tax consequences to an investor holding the Notes as part of a “straddle.”  An investor who holds any Notes the return of which, if any, is determined by reference to the positive performance of the euro should discuss with its tax adviser the potential application of the “straddle” rules.

Each holder, by purchasing the Notes, agrees to treat each Note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.  The denomination currency of the Notes is the U.S. dollar.

We are required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Solely for purposes of determining the amount of interest income that United States holders (as defined in the accompanying prospectus supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the Notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.

The comparable yield is a rate of 3.730%, compounded semi-annually; the projected payment schedule with respect to a Note consists of a single payment at maturity, equal to $1,076.71.  Assuming a semi-annual accrual period, the following table sets out the amount of original issue discount (“OID”) that will be deemed to accrue with respect to a Note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	OID Deemed to Accrue During Calendar Period (Per $1,000 Note)	Total OID Deemed to Have Accrued From Issue Date (Per $1,000 Note) as of End of Calendar Period
Original Issue Date through December 31, 2011	$1.04	$1.04
January 1, 2012 through December 31, 2012	$37.69	$38.72
January 1, 2013 through the Maturity Date	$37.99	$76.71

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Payment at Maturity that will be made on a Note.

For U.S. federal income tax purposes, a United States holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the Notes, unless the United States holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of its accounting method for U.S. federal income tax purposes, a United States holder will be required to accrue OID on the Notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected payment at maturity on the Notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, at maturity a United States holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of the actual Payment at Maturity over the projected payment at maturity) in respect of a Note.  A net negative adjustment (i.e., the excess of the projected payment at maturity over the actual Payment at Maturity) in respect of a Note for a taxable year:

•	will first reduce the amount of interest in respect of the Note that the United States holder would otherwise be required to include in income in the taxable year; and

•	to the extent of any excess, will give rise to an ordinary loss, but only to the extent of all previous interest inclusions under the Note.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

To the extent the projected payment at maturity exceeds the actual Payment at Maturity by more than the amounts described in the bullet points above, such difference will give rise to a capital loss.

Upon a sale or exchange of a Note prior to maturity, a United States holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the United States holder’s adjusted basis in the Note.  A United States holder’s adjusted basis in the Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the Note.  United States holders generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  A United States holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  United States holders should consult their tax advisers regarding this reporting obligation.

A Non-United States holder (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax in respect of payments on or with respect to the notes if the Non-United States holder provides a properly executed IRS Form W-8BEN. Special rules apply to Non-United States holders whose income and gain on their Notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the Notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

© 2011 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these notes in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Notes Linked Inversely to the Performance
of the Euro Relative to the U.S. Dollar due
December 19, 2013
($1,000 Stated Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
December 16, 2011
(Including Prospectus Supplement
Dated May 12, 2011 and Prospectus
Dated May 12, 2011)

____________________ TABLE OF CONTENTS

Page
Pricing Supplement
Final Terms	PS-2
Selected Purchase Considerations	PS-3
Risk Factors Relating to the Notes	PS-3
Hypothetical Payments at Maturity	PS-8
Historical Data on the EURUSD Rate	PS-10
Plan of Distribution; Conflicts of Interest	PS-11
Additional Considerations	PS-13
ERISA Matters	PS-14
Validity of the Notes	PS-15
United States Federal Income Tax Considerations	PS-16
Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42
Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28